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FOR IMMEDIATE RELEASE
                                    CONTACT: PAMELA SHERRY
                                    TELEPHONE: 336-584-5171,
                                    EXT. 4855

   LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK-
   ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE MEDLAB, INC.


BURLINGTON, NC, APRIL 22, 1998- Laboratory Corporation of
America-Registered Trademark- Holdings (LabCorp-Registered
Trademark-) (NYSE: LH) today announced that it has entered into a definitive agreement with Medlab, Inc. (Medlab) to acquire certain of the assets of Medlab. Established in 1983, and based in Wilmington, Delaware, Medlab is the largest provider of clinical laboratory testing services in Delaware with annual revenues in 1997 of approximately $20 million. Terms of the definitive agreement were not disclosed.

"The combination of LabCorp and Medlab will allow us to greatly enhance our laboratory services in Delaware and is directly in line with our strategy of adding volume to take advantage of existing testing capacity while improving our operating and service levels in key markets," said Thomas P. Mac Mahon, President and Chief Executive Officer of LabCorp.

Medlab filed for Chapter 11 protection under  U. S.
bankruptcy law in September 1997. Consummation of the transaction is subject, among other things, to the satisfactory approval of the terms of the transaction by the
U. S. Bankruptcy Court in Wilmington, Delaware.

Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.
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